Exhibit 99.1

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India. CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900 Fax :+91 40 4900 2999 Email: mail@drreddys.com www.drreddys.com

June 15, 2017

Surveillance Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Ref.: Your email dated June 14, 2017

Sub: Clarification on news item appearing in Business Standard dated June 14, 2017 captioned ‘Dr Reddy’s recalls 3.25L cartons Cipla-made acne drug from US.’

This is with reference to your email dated June 14, 2017, seeking clarification on the above subject.

In this regard, we would like to state that the Company has voluntarily recalled Cipla-made Zenatane (isotretinoin) capsules used for treatment of severe acne, from the US markets. This recall is in conformance with our quality assurance norms.

The Company believes that recall of products by the Company is a usual activity in the normal course of pharmaceutical industries’ business operations. Further, the overall impact on the Company’s financials of this recall is not likely to be significant.

We regularly inform all concerned on material events and presently do not have any other information which is material to the Company’s operations or consolidated results.

This is for your information.

With regards,

/s/ Sandeep Poddar

Sandeep Poddar
Company Secretary

CC: New York Stock Exchange Inc.(Stock Code: RDY)